UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM

1.	Minutes of the Annual and Extraordinary General Meetings of Shareholders Held on April 20, 2022, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on April 20, 2022.

2.	English Translation of the Declaration of Vote of the Shareholder Caixa de Previdência Dos Funcionarios do Banco do Brasil – Previ.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ Guilherme Strano Castellan
Name:	Guilherme Strano Castellan
Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
Name:	Itamar Gaino Filho
Title:	Chief Legal and Compliance Officer

Date: April 26, 2022

Item 1

Minutes of the Annual and Extraordinary General Meetings of Shareholders Held on April 20, 2022, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on April 20, 2022.

NATURA &CO HOLDING S.A.

CNPJ/ME No. 32.785.497/0001-97	Publicly-Held Company	NIRE 35.300.531.582

Minutes of the Annual and Extraordinary General Meetings

Held on April 20, 2022

I.       Date, Time and Place: On April 20, 2022, at 8:00 a.m., Brasília time, solely by digital means, in accordance with the provisions of article 124, paragraph 2-A of Law No. 6,404 of December 15, 1976 (the “Corporations Act”) and of article 4, paragraph 2, item I of Brazilian Securities and Exchange Commission (“CVM”) Instruction No. 481 of December 17, 2009 (“ICVM 481”). In accordance with article 4, paragraph 3 of ICVM 481, this Annual and Extraordinary General Meeting (the “General Meetings” or “AEGM”) of Natura &Co Holding S.A. (the “Company” or “Natura &Co”) was deemed held at the headquarters of the Company, located at Avenida Alexandre Colares, nº 1.188, sala A17, bloco A, Parque Anhanguera, CEP 05106-000, in the City of São Paulo, State of São Paulo.

II.      Call Notice: Call Notice published in the Valor Econômico newspaper, in its issues dated March 18, 21 and 22, 2022, on pages C3, A10 and A4, respectively, and its digital issues, on the same dates, as per article 124 of the Corporations Act.

III.    Legal Publications: The Management Report and the Financial Statements of the Company, together with the Independent Auditors’ Report prepared by PricewaterhouseCoopers Auditores Independentes, for the fiscal year ended on December 31, 2021 were all published on March 10, 2022 in the Valor Econômico newspaper, on pageA19 to A23, and its digital issue, respectively, and filed, together with the Audit, Risk Management and Finance Committee’s Summary Annual Report, at the headquarters of the Company and made available on the websites of the Company, of the Brazilian Securities and Exchange Commission, or CVM (the “CVM”), and of B3 S.A. – Brasil, Bolsa, Balcão (“B3”).

IV.     Quorum: Holders of registered common shares without par value representing (i) 72.69% of the Company’s capital stock attended the Annual General Meeting; and (ii) 73,49% of the Company’s capital stock attended the Extraordinary General Meeting, as per the records in the Chorus Call electronic attendance system, in accordance with article 21-V, item III of ICVM 481, and the information contained in the analytical maps prepared by the bookkeeping agent and by the Company itself under article 21-W, items I and II of ICVM 481.

V.      Legal Attendance: Mr. Rodrigo Marcatti, representative of PricewaterhouseCoopers Auditores Independentes; Mr. Itamar Gaino Filho, Chief Legal and Compliance Officer of the Company and Mr. Moacir Salzstein Corporate Governance Officer, were all present, in compliance with the provisions of article 134, paragraph 1 of the Corporations Act.

VI.     Presiding Board: Mr. Henrique da Silva Gordo Lang took the role of chairman of the proceedings and invited Mr. Itamar Gaino Filho and Mr. Moacir Salzstein to act as secretaries.

VII.   Agenda: To resolve on:

At the Annual General Meeting:

(1) review the managers’ accounts, examine, discuss and vote on the management report and the financial statements, together with the independent auditors’ report, for the fiscal year ended on December 31, 2021;

(2) examine, discuss and vote the capital budget proposal for the fiscal year ending on December 31, 2022;

(3) examine, discuss and vote on the proposed allocation of the net profits for the fiscal year ended on December 31, 2021, and the distribution of dividends;

(4) define the number of members for the Company’s Board of Directors;

(5) resolve on the independence of the candidates for the positions of independent members of the Company's Board of Directors;

(6) elect the members of the Company’s Board of Directors; and

(7) define the global compensation of the Company’s managers, to be paid by the date of the annual general meeting at which the Company’s shareholders will vote on the financial statements for the fiscal year ending on December 31, 2022.

At the Extraordinary General Meeting:

(1) resolve on the rectification and ratification of the global compensation of the Company’s managers relating to the period from May 2021 to April 2022, fixed at the Company’s Annual General Meeting held on April 16, 2021; and

(2) resolve on the amendment to article 5 and the consolidation of the Company’s Bylaws, so as to reflect the amount of the capital stock confirmed at the Board of Directors’ Meeting held on March 18, 2022.

VIII.       Resolutions: Following the discussions of the matters in the Agenda, the following resolutions were passed and these minutes were authorized to be drawn up in summary form and to be published with omission of the signatures of shareholders, as permitted by article 130, paragraphs 1 and 2 of the Corporations Act. The reading of the consolidated synthetic map of remotely cast votes disclosed to the market on April 19, 2022 and made available to the shareholders for consultation was waived:

At the Annual General Meeting:

(1) It was approved, by majority of votes casted, with the appropriate abstentions of those legally prevented from voting, having counted 589,336,265 votes in favor, 259,098 votes against and 407,941,080 abstentions, the managers’ accounts, as well as the management report and the financial statements of the Company, together with the independent auditors’ report, for the fiscal year ended on December 31, 2021;

(2) It was approved, by majority of votes casted, with the appropriate abstentions of those legally prevented from voting, having counted 982.498.344 votes in favor, 12.484 votes against and 15.025.615 abstentions, the capital budget proposal for the fiscal year ending on December 31, 2022;

(3) It was approved, by majority of votes casted, with the appropriate abstentions of those legally prevented from voting, having counted 983.860.421 votes in favor, 20.911 votes against and 13.655.111 abstentions, the proposed allocation of the net profits for the fiscal year ended on December 31, 2021, and the distribution of dividends, as follow:

Allocation	Value
Legal Reserve	-
Profit retention based on capital budget (article 196 of the Corporations Law)	BRL 733,571,935.00
Unrealized profit reserve (article 197 of the Corporations Law)	BRL 133,615,870.00
Distribution of dividends for payment within the fiscal year of 2022	BRL 180,772,046.82
Total net profit	BRL 1,047,959,722.00

(4) It was approved, by majority of votes casted, with the appropriate abstentions of those legally prevented from voting, having counted 890.326.368 votes in favor, 85.208.222 votes against and 22.002.123 abstentions, the definition that the Board of Directors will be composed of 13 members;

(5) It was approved, by majority of votes casted, with the appropriate abstentions of those legally prevented from voting, having counted 982.214.610 votes in favor, 271.560 votes against and 15.050.273 abstentions, the characterization of Carla Schmitzberger, Gilberto Mifano, Fábio Colletti Barbosa, Jessica Dilullo Herrin, Ian Martin Bickley, Nancy Killefer, W. Don Cornwell, Andrew George McMaster Jr and Georgia Melenikioto as candidates to the positions of independent members of the Board of Directors, as per article 17 of the Novo Mercado Rules of B3;

(6) It was approved, by majority of votes casted, with the appropriate abstentions of those legally prevented from voting, having counted 924.717.825 votes in favor, 40.680.791 votes against and 32.137.827 abstentions, the reelection of the members indicated below to compose the Board of Directors, with a unified term of office of 2 (two) years, which will end on the date of the annual general meeting in which the Company's shareholders resolve on the financial statements for the fiscal year to be ended on December 31, 2023:

(i)	Antonio Luiz da Cunha Seabra, Brazilian citizen, married, economist, bearer of identity card (RG) No. 3.524.557-8 SSP/SP, enrolled in the CPF under No. 332.927.288-00, with business address in the City of São Paulo, State of São Paulo, at Rua Amauri, No. 255, 17º andar;

(ii)	Guilherme Peirão Leal, Brazilian citizen, married, business administrator, bearer of identity card (RG) No. 4.105.990-6 SSP/SP, enrolled in the CPF under No. 383.599.108-63, with business address in the City of São Paulo, State of São Paulo, at Rua Amauri, No. 255, 17º andar;

(iii)	Pedro Luiz Barreiros Passos, Brazilian citizen, married, engineer, bearer of identity card (RG) No. 4.700.753-3 SSP/SP, enrolled in the CPF under No. 672.924.618-91, with business address in the City of São Paulo, State of São Paulo, at Rua Amauri, No. 255, 9º andar;

(iv)	Roberto de Oliveira Marques, Brazilian citizen, married, business administrator, bearer of Brazilian passport No. YC375214, with business address at 148 Lafayette St., 5th floor, New York, NY, United States of America, 10013;

(v)	Carla Schmitzberger, Brazilian citizen, single, engineer, bearer of identity card (RG) No. 03.784.202-8, enrolled in the CPF under No. 667.280.967-87, with business address at Avenida Alexandre Colares, No. 1,188, sala A17, bloco A, Parque Anhanguera, CEP 05106-000, in the City of São Paulo, State of São Paulo, as Independent Board Member;

(vi)	Gilberto Mifano, naturalized Brazilian citizen, married, business administrator, bearer of identity card (RG) No. 3.722.086, enrolled in the CPF under No. 566.164.738-72, with business address in the City of São Paulo, State of São Paulo, at Rua Amauri, No. 255, 3º andar, Jardim Europa, as Independent Board Member;

(vii)	Fábio Colletti Barbosa, Brazilian citizen, married, business administrator, bearer of identity card (RG) No. 5.654.446/7, enrolled in the CPF under No. 771.733.258-20, with business address at Avenida Alexandre Colares, No. 1,188, sala A17, bloco A, Parque Anhanguera, CEP 05106-000, in the City of São Paulo, State of São Paulo, as Independent Board Member;

(viii)	Jessica DiLullo Herrin, U.S. citizen, economist, bearer of U.S. passport No. 557088851, with business address at 130 Bridge Road, Hillsborough, CA 94010, as Independent Board Member;

(ix)	Ian Martin Bickley, British citizen, economist, bearer of British passport No. 538953627, with address at 1 Westfield Road, Bedford, NY, 10506, as Independent Board Member;

(x)	Nancy Killefer, U.S. citizen, married, businesswoman, bearer of U.S. Passport No. 515398235, with business address at Avenida Alexandre Colares, No. 1,188, sala A17, bloco A, Parque Anhanguera, CEP 05106-000, in the City of São Paulo, State of São Paulo, as Independent Board Member;

(xi)	Wyllie Don Cornwell, U.S. citizen, married, businessman, bearer of U.S. Passport No. 56538454, with business address at Avenida Alexandre Colares, No. 1,188, sala A17, bloco A, Parque Anhanguera, CEP 05106-000, in the City of São Paulo, State of São Paulo, as Independent Board Member.

(xii)	Andrew George McMaster Jr., U.S. citizen, married, businessman, bearer of U.S. Passport No. 518145244, with business address at Avenida Alexandre Colares, No. 1,188, sala A17, bloco A, Parque Anhanguera, CEP 05106-000, in the City of São Paulo, State of São Paulo, as Independent Board Member;

(xiii)	Georgia Melenikiotou, Greek citizen, married, mechanical engineer, bearer of U.S. Passport No. AP2166738, with business address at Avenida Alexandre Colares, No. 1,188, sala A17, bloco A, Parque Anhanguera, CEP 05106-000, in the City of São Paulo, State of São Paulo.

It is recorded that the reelected directors informed the Company that they fulfill the eligibility prerequisites provided for in article 147 of the Corporations Act and in CVM Instruction No. 367, of May 29, 2002.

(7) It was approved, by majority of votes casted, with the appropriate abstentions of those legally prevented from voting, having counted 791.201.095 votes in favor, 132.308.127 votes against and 74.027.221 abstentions, the establishment of the global compensation of the managers to be paid by the date of the annual general meeting in which the Company’s shareholders are to vote on the financial statements for the fiscal year ending on December 31, 2022, taking into account the period from May 2021 to April 2022, in the total amount of up to R$115.155.770,56 , including fixed and variable compensation and stock-based compensation.

(8) In view of the request for the installation of the Fiscal Council by shareholders holding shares representing more than two per cent (2%) of the Company’s total capital, under CVM Rule No. 324, dated January 19, 2000, it was approved by the minority shareholders, in the separate election, with 398.786.494 votes in favor, the election of Cynthia May Hobbs Pinho, Brazilian, married, bachelor in engineering, bearer of Identity Card RG nº 283655070 SSP/SP, registered with CPF/ME under nº 955.227.007-34, resident and domiciled at Rua Dr. James Ferraz Alvim, nº 145, Vila Suzana, São Paulo, SP, as an effective member and, his respective alternate, Andrea Maria Ramos Leonel, Brazilian, divorced, bachelor in economics, bearer of Identity Card RG nº 084716873 SSP/SP, registered in the CPF/ME under nº 104.434.358-39, resident and domiciled at Rua Verbo Divino, nº 1061, Chácara Santo Antônio, CEP 04719-002, São Paulo, SP.

In the general election, was approved with 434.092.799 in favor, the election of the following effective members and their respective alternate members to compose the Company's Fiscal Council, namely: (i) Eduardo Rogatto Luque, Brazilian, married, accountant, bearer of Identity Card RG No. 17.841-962-X SSP/SP, registered with the CPF/ME under No. 142.773.658-84, resident and domiciled at Rua Dom José de Barros, nº 177, República, CEP 01038-100, São Paulo, SP, Brazil, as an effective member and, his respective alternate, Renato Chiodaro, Brazilian, married, lawyer, bearer of Identity Card RG nº 22.290.450-1- SSP/SP , registered with the CPF/ME under nº 256.611.098-06, business address at Avenida Brigadeiro Faria Lima, 2013, 11º andar, 11-A, CEP 01452-001, Jardim Paulistano, São Paulo, SP, Brazil; and (ii) Carlos Elder Maciel de Aquino, Brazilian, married, accountant, bearer of Identity Card RG No. 60.019.211-8, enrolled with the CRC-SP under No. 1SP184018/0-9 and enrolled with the CPF/ME under nº 226.993.094-00, resident and domiciled at Rua Coronel Lisboa, nº 395, Apto. 141-B, CEP 04020-040, Vila Mariana, São Paulo, SP, Brazil, as an effective member and, his respective alternate, Rodrigo Lopes da Luz, Brazilian, married, accountant, bearer of Identity Card RG No. 32.681.850- 9, registered with the CPF/ME under No. 275.091.128-18, resident and domiciled at Rod. Raposo Tavares, km 17, nº 7389, Cedro 141, Arpoador Garden, São Paulo, SP, Brazil.

The members of the Fiscal Council hereby elected will all have a term of office which shall end on the date of the annual general meeting in which the Company's shareholders vote on the financial statements for the fiscal year ending on December 31, 2022.

It was registered that the shareholders that appointed members to the Fiscal Council informed the Presiding Board that the respective fiscal council members (i) have the necessary qualification and fulfill the requirements established in articles 162 and 147 of the Corporations Law for the exercise of their position, and (ii) are in the position to sign the term of investiture with the statements regarding the fulfillment of such requirements and their ability to undertake their roles and assume responsibility for the positions pursuant to law.

(8) Approved, by unanimity of the votes casted, being 502.848.880 favorable votes, zero votes against and 82.904.685 abstentions were counted, the determination of the overall remuneration of the members of the Fiscal Council hereby elected, respecting, for each member in office, ten percent (10%), on average, of the remuneration attributed to the Company's Officers, not counting benefits, representation fees and participation in profits, pursuant to paragraph 3 of article 162 of the Brazilian Corporation Law.

At the Extraordinary General Meeting:

(1) It was approved, by majority of votes casted, with the appropriate abstentions of those legally prevented from voting, having counted 901.784.804 votes in favor, 72.990.656 votes against and 33.759.865 abstentions, the rectification and ratification of the global compensation of the managers of the Company for the period between May 2021 and April 2022, as established at the Annual General Meeting of the Company held on April 16, 2021, from an amount of R$104.585.615,40 to R$109.956.097,99, i.e. by a difference of R$5.370.482,59, to be incorporated into the annual compensation.

(2) It was approved, by majority of votes casted, with the appropriate abstentions of those legally prevented from voting, having counted 995.056.858 votes in favor 52.926 votes against and 13.425.541 abstentions, the proposal to update the article 5 of the Bylaws in order to reflect that the amount of the capital stock went from BRL12,608,451,461.48, divided into 1,375,819,304 registered common shares, without par value to BRL12.695.694.093,80, divided into 1.379.737.055 nominative common shares, without par value, as a result of the exercise of the purchase or subscription of options of common shares issued by the Company, by the managers and employees of the Company and its direct or indirect subsidiaries, in the current long-term incentive plans, as authorized by article 6, paragraph 2, of the Company's Bylaws. Thus, the said article is replaced by the following new wording:

“Article 5 - The Company’s capital stock, fully subscribed and paid up, is R$12.695.694.093,80, divided into 1.379.737.055 registered common shares without par value.”

IX.       Adjournment: There being nothing further to discuss, the Chairman thanked the presence of all attendants and ordered the adjournment of the general meetings after suspending the same so that these minutes could be drawn up, which, after being read, discussed and found to be in good order, were approved and signed by the Presiding Board. The list of Shareholders present is shown in Exhibit I. The Company recorded receipt of the manifestation of the shareholder Caixa de Previdência dos Funcionários do Banco do Brasil in relation to item 6 of the agenda, which was authenticated by the Board in accordance with the law and is included in the Exhibit I. In accordance with article 21-V, paragraphs 1 and 2 of ICVM 481, the shareholders whose remote voting bulletins were deemed valid by the Company and the shareholders who recorded their attendance on the Chorus Call electronic attendance system were deemed present at the meeting and signatories of the minutes. São Paulo, April 20, 2022.

São Paulo, SP, April 20, 2022.

____________________________

Henrique da Silva Gordo Lang

Chairman

____________________________ Itamar Gaino Filho Secratary	____________________________ Moacir Salzstein Secratary

NATURA &CO HOLDING S.A.

CNPJ/ME No. 32.785.497/0001-97	Publicly-Held Company	NIRE 35.300.531.582

Minutes of the Annual and Extraordinary General Meetings

Held on April 20, 2022

EXHIBIT I - LIST OF PRESENT SHAREHOLDERS

Shareholders present through the Chorus Call electronic system:

ANTONIO LUIZ DA CUNHA SEABRA; GUILHERME PEIRÃO LEAL; PEDRO LUIZ BARREIROS PASSOS; VINICIUS PINOTTI; FABRICIUS PINOTTI; NORMA REGINA PINOTTI; LUCIA HELENA RIOS SEABRA; PASSOS PARTICIPAÇÕES S.A.; MARIA HELI DALLA COLLETTA DE MATTOS; GUSTAVO DALLA COLLETTA DE MATTOS; FÁBIO DALLA COLLETTA DE MATTOS; FIA VEREDAS INVESTIMENTO NO EXTERIOR

FIRST SENTIER I G UMBRELLA F PLC STEWART INVESTORS GLOBAL EMERGING MARKETS LEADERS SUSTAINABILITY F; FIRST SENTIER INVESTORS G U F PLC STEWART INVESTORS GLOBAL EMERGING MARKETS SUSTAINABILITY FUND; FIRST SENTIER INVESTORS GLOBA UMBRELLA F PLC STEWART INVESTORS WORLDWIDE LEADERS SUSTAINABILITY FUND; FIRST SENTIER INVESTORS GLOBAL UMBRELLA FUND PLC STEWART INVESTORS WORLDWIDE SUSTAINABILITY FUND

IT NOW IBOVESPA FUNDO DE ÍNDICE; IT NOW IGCT FUNDO DE INDICE; IT NOW ISE FUNDO DE INDICE; IT NOW PIBB IBRX-50 FUNDO DE ÍNDICE; ITAU GOVERNANCA CORPORATIVA ACOES FI; ITAU INDEX ACOES IBRX FI; ITAÚ AÇÕES DIVIDENDOS FI; ITAÚ EXCELÊNCIA SOCIAL AÇÕES FUNDO DE INVESTIMENTO; ITAÚ HEDGE MULTIMERCADO FUNDO DE INVESTIMENTO; ITAÚ INDEX AÇÕES IBOVESPA FI; ITAÚ PREVIDÊNCIA IBRX FIA; LUBECK ACTIONS MONDE; AMUNDI FUNDS; AMUNDI INDEX SOLUTIONS; EDR FUND; WM IBOVESPA PLUS FUNDO DE INVESTIMENTO EM AÇÕES; THE BANK OF NEW YORK ADR DEPARTMENT

BB BNC ACOES NOSSA CAIXA NOSSO CLUBE DE INVESTIMENTO; BB TOP ACOES EXPORTACAO FIA; BB TOP ACOES INDICE DE SUST EMP FI EM ACOES; BRASILPREV TOP A FUNDO DE INV DE ACOES; BB TOP ACOES IBOVESPA INDEXADO FI; BB TOP ACOES SETORIAL CONSUMO FI; BB TOP ACOES IBOVESPA ATIVO FI; BB PREVIDENCIA ACOES IBRX FUNDO DE INVESTIMENTO; BB CAP ACOES FUNDO DE INVESTIMENTO; BB ACOES GOVERNANCA FI; BB TOP MULTIMERCADO ASG FUNDO DE INVESTIMENTO LONGO PRAZO; BB TERRA DO SOL FUNDO DE INVESTIMENTO MM CREDITO PRIVADO; BB CAP IBOVESPA INDEXADO FIA; BB ECO GOLD FUNDO DE INVESTIMENTO EM ACOES; BB TOP ACOES SAUDE BEM ESTAR FI; BB AÇÕES EQUIDADE FUNDO DE INVESTIMENTO; BB ETF IBOVESPA FUNDO DE ÍNDICE; BRASILPREV TOP ASG BRASIL FIA; BB TOP ACOES ASG BRASIL FIA

CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL – PREVI

ASCESE FUNDO DE INVESTIMENTO EM AÇÕES; DYNAMO COUGAR MASTER - FUNDO DE INVESTIMENTO EM AÇÕES; DYNAMO GLOBAL MASTER FUNDO DE INVESTIMENTOS EM AÇÕES; DYNAMO BRASIL I LLC; DYNAMO BRASIL III LLC;

DYNAMO BRASIL V LLC; DYNAMO BRASIL VI LLC; DYNAMO BRASIL VIII LLC; DYNAMO BRASIL IX LLC; DYNAMO BRASIL XIV LLC; DYNAMO BRASIL XV LP

CONSTELLATION QUALIFICADO MASTER FUNDO DE INVESTIMENTO DE AÇÕES; CONSTELLATION RESERVA FUNDO DE INVESTIMENTO EM AÇÕES; CONSTELLATION SULAMÉRICA PREV FUNDO DE INVESTIMENTO MULTIMERCADO; CONSTELLATION 70 PREVIDÊNCIA FUNDO DE INVESTIMENTO PREVIDÊNCIA MULTIMERCADO; CONSTELLATION 100 PREV FUNDO DE INVESTIMENTO MULTIMERCADO FIFE; CONSTELLATION COMPOUNDERS ESG MASTER FIA; CONSTELLATION ICATU 70 PREV FUNDO DE INVESTIMENTO MULTIMERCADO; CONSTELLATION INOVAÇÃO FUNDO DE INVESTIMENTO EM AÇÕES BDR NIVEL I; CONSTELLATION MASTER FUNDO DE INVESTIMENTO DE AÇÕES; CONSTELLATION BRADESCO 100 FIFE FUNDO DE INVESTIMENTO EM AÇÕES; CONSTELLATION BP 100 PREV FIA FIFE; CONSTELLATION FAMILIA PREVIDENCIA FUNDO DE INVESTIMENTO EM AÇÕES; CONSTELLATION CAMBARA FUNDO DE INVESTIMENTO EM ACOES

Shareholders present by submission of a Remote Voting Ballot:

FATOR SINERGIA FUNDO DE INVESTIMENTO EM AÇÕES; FATOR NSE HIBISCO FUNDO DE INVESTIMENTO EM AÇÕES; SQUADRA MASTER LONG-BIASED FIA; SQUADRA MASTER LONG-ONLY FIA; SQUADRA MASTER IVP FIA; FPRV SQA SANHAÇO FIA PREVIDENCIÁRIO; SQUADRA HORIZONTE FIA; FIA RVA EMB IV; GROUPER EQUITY LLC; SNAPPER EQUITY LLC; SV2 EQUITY LLC; SV3 EQUITY LLC; BTG PACTUAL MULTI AÇÕES FUNDO DE INVESTIMENTO DE AÇÕES; BTG PACTUAL DIVIDENDOS MASTER FUNDO DE INVESTIMENTO DE AÇÕES; BTG PACTUAL ABSOLUTO LS MASTER FUNDO DE INVESTIMENTO MULTIMERCADO; BTG PACTUAL ABSOLUTO MASTER FUNDO DE INVESTIMENTO DE AÇÕES; BTGP ABSOLUTO LS B PREV FIFE FUNDO DE INVESTIMENTO MULTIMERCADO CRÉDITO PRIVADO; BTG PACTUAL ABSOLUTO LS MASTER FUNDO DE INVESTIMENTO DE AÇÕES; BTG PACTUAL ABSOLUTO PREVIDÊNCIA FUNDO DE INVESTIMENTO DE AÇÕES; BTG FAMÍLIA PREVIDÊNCIA FUNDO DE INVESTIMENTO EM AÇÕES; BTG PACTUAL ABSOLUTO INSTITUCIONAL MASTER FUNDO DE INVESTIMENTO DE AÇÕES; BURITIS FUNDO DE INVESTIMENTO EM AÇÕES; BTGP B3 IBOVESPA F DE INDICE; BTG PACTUAL ABSOLUTO LS MASTER PREV FIM; FUNDO DE INVESTIMENTO ELO AÇÕES INVESTIMENTO NO EXTERIOR; ELO CORPORATE FUNDO DE INVESTIMENTO EM AÇÕES - INVESTIMENTO NO EXTERIOR SIRIUS III MULTIMERCADO FUNDO DE INVESTIMENTO CRÉDITO PRIVADO INVESTIMENTO NO EXTERIOR; KAIRÓS FUNDO DE INVESTIMENTO EM AÇÕES - INVESTIMENTO NO EXTERIOR; RM FUTURA MULTIMERCADO FUNDO DE INVESTIMENTO CRÉDITO PRIVADO INVESTIMENTO NO EXTERIOR; FCOPEL FUNDO DE INVESTIMENTO EM AÇÃO; FUNDO DE INVESTIMENTO MULTIMERCADO SANTA CRISTINA INVESTIMENTO NO EXTERIOR CRÉDITO PRIVADO; GERDAU PREVIDÊNCIA FUNDO DE INVESTIMENTO EM AÇÕES 04; JGP BRADESCO PREVIDÊNCIA FIFE MASTER FUNDO DE INVESTIMENTO MULTIMERCADO; JGP BRASILPREV FIFE MULTIMERCADO PREVIDENCIÁRIO FUNDO DE INVESTIMENTO; JGP COMPOUNDERS MASTER FUNDO DE INVESTIMENTO EM AÇÕES INVESTIMENTO NO EXTERIOR; JGP EQUITY MASTER FUNDO DE INVESTIMENTO EM AÇÕES; JGP EQUITY MASTER FUNDO DE INVESTIMENTO MULTIMERCADO; JGP ESG INSTITUCIONAL MASTER FUNDO DE INVESTIMENTO EM AÇÕES; JGP ESG MASTER FUNDO DE INVESTIMENTO EM AÇÕES; JGP ESG PREVIDENCIÁRIO MASTER FUNDO DE INVESTIMENTO EM AÇÕES; JGP ESG PREVIDENCIÁRIO XP MASTER FUNDO DE INVESTIMENTO EM AÇÕES;

JGP HEDGE MASTER FUNDO DE INVESTIMENTO MULTIMERCADO; JGP LONG ONLY INSTITUCIONAL FUNDO DE INVESTIMENTO EM AÇÕES; JGP LONG ONLY MASTER FUNDO DE INVESTIMENTO EM AÇÕES; JGP MAX MASTER FUNDO DE INVESTIMENTO MULTIMERCADO; JGP MULTIMERCADO PREVIDENCIÁRIO 1 FUNDO DE INVESTIMENTO; JGP MULTIMERCADO PREVIDENCIÁRIO ADVISORY XP SEGUROS FUNDO DE INVESTIMENTO; JGP MULTIMERCADO PREVIDENCIÁRIO ICATU FUNDO DE INVESTIMENTO; JGP MULTIMERCADO PREVIDENCIÁRIO ITAÚ MASTER FUNDO DE INVESTIMENTO; JGP PREVIDENCIÁRIO ITAÚ MASTER FUNDO DE INVESTIMENTO EM AÇÕES; JGP STRATEGY MASTER FUNDO DE INVESTIMENTO MULTIMERCADO; JGP SULAMERICA MASTER PREVIDENCIÁRIO FUNDO DE INVESTIMENTO MULTIMERCADO CRÉDITO PRIVADO; FUNDO DE INVESTIMENTO EM AÇÕES WPA GLOBAL INVESTIMENTO NO EXTERIOR; FUNDO DE INVESTIMENTO EM AÇÕES WPA I INVESTIMENTO NO EXTERIOR; SANTA FE AQUARIUS FUNDO DE INVESTIMENTO MULTIMERCADO; SANTA FE SCORPIUS FIA; BRADESCO FUNDO DE INVESTIMENTO EM ACOES SALUBRE; BRADESCO FIA INSTITUCIONAL IBRX ATIVO; BRADESCO FF ÍNDICE ATIVO FUNDO DE INVESTIMENTO EM AÇÕES; FUNDO DE INVESTIMENTO EM AÇÕES SABESPREV SMALL CAPS PLUS; BRADESCO TIGER FUNDO DE INVESTIMENTO EM AÇOES; BRAM H FIA INSTITUCIONAL; BRADESEG PARTICIPACOES S/A; BRADESCO FIA IBOVESPA PLUS; BRADESCO PRIVATE FIA IBOVESPA ATIVO; BRADESCO FUNDO MUTUO DE PRIVATIZACAO FGTS CL; BRADESCO MULTIPORTFOLIO FMP - FGTS CL; BRAM FUNDO DE INVESTIMENTO EM ACOES IBOVESPA; BRAM FUNDO DE INVESTIMENTO EM ACOES; BRAM FIA IBOVESPA ATIVO; BRADESCO FIA SMALL CAP PLUS; BRADESCO FIA MASTER PREVIDENCIA; BRADESCO FIA SUSTENTABILIDADE EMPRESARIAL; BRAM FUNDO DE INVESTIMENTO EM ACOES IBRX-50; BRADESCO FUNDO DE INVESTIMENTO EM ACOES ZINCO; BRADESCO FIM FUNDACAO AMAZONAS SUSTENTAVEL – FAZ; BRAM FIA IBRX ATIVO; BRADESCO FIA IBRX MULTIPATROCINADO; BRADESCO H FIA SRI; BRAM H FI EM ACOES PASSIVO IBRX; BRAM H FI EM ACOES IBOVESPA GESTAO; BRADESCO FIA MASTER IBOVESPA; ETF BRADESCO IBOVESPA FUNDO DE INDICE; BRAM FUNDO DE INVESTIMENTO EM ACOES CRESCIMENTO; BRADESCO FUNDO DE INVESTIMENTO EM ACOES MASTER PREVIDENCIA IBOVESPA ATIVO; AGORA TOP GREEN INDEX FIA; FUNDO DE INVESTIMENTO EM ACOES MASTER PREVIDENCIA ESG; BRADESCO H FI EM ACOES IBOVESPA; BRAM ALOCAÇÃO SISTEMÁTICA FIA BRASIL; BRADESCO VIDA E PREVIDENCIA SA; FUNDO DE INVESTIMENTO EM ACOES IBOVESPA 157; BRAM FUNDO DE INVESTIMENTO EM AÇÕES SUSTENTABILIDADE EMPRESA; BRADESCO AUTO/RE COMPANHIA DE SEGUROS; BRADESCO SAUDE S/A; ABSOLUTO PARTNERS INSTITUCIONAL MASTER FIA; ABSOLUTO PARTNERS MASTER FIA; AP LS MASTER FIA; ABSOLUTO PARTNERS INSTITUCIONAL 2 MASTER FIA; CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD; BLACKROCK INSTITUTIONAL TRUST COMPANY NA; CITY OF LOS ANGELES FIRE AND POLICE PENSION PLAN; BT PENSION SCHEME; CIBC EMERGING MARKETS INDEX FUND; COLONIAL FIRST ST WHOLESALE GL EM MARK FUND; COLONIAL FIRST STATE WH INTERNAT SHARE FUND; DIMENSIONAL EMERGING MKTS VALUE FUND; EMPLOYEESRET YSTEM OF THE STATE OF HAWAII; IBM 401 (K) PLUS PLAN; NN (L); INVESTERINGS FORENINGEN DANSKE INVEST; IRISH LIFE ASSURANCE PLC; LELAND STANFORD JUNIOR UNIVERSITY; MANAGED PENSION FUNDS LIMITED; BLACKROCK GLOBAL FUNDS; NORGES BANK; ONTARIO TEACHERS PENSION PLAN BOARD; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEX; PUBLIC EMPLOYES RET SYSTEM OF MISSISSIPPI; SOUTHERN CAL ED C N F Q C DC MT S ON P VD N G;

STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS; STICHTING PHILIPS PENSIOENFONDS; PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND; TEACHER RETIREMENT SYSTEM OF TEXAS; CONSULTING GROUP CAPITAL MKTS FUNDS EMER MARKETS EQUITY FUND; THE EMERGING M.S. OF THE DFA I.T.CO.; THE MONETARY AUTHORITY OF SINGAPORE; VANGUARD INVESTMENT SERIES PLC; STATE OF NEW JERSEY COMMON PENSION FUND D; AEGON CUSTODY BV; SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; STATE STREET VARIABLE INSURANCE SERIES FUNDS, INC; BLAKROCK GLOBAL ALLOCATION FUND INC; PANAGORA GROUP TRUST; ABERDEEN INV FUNDS ICVC III - ABERDEEN GLOBAL EMERG M Q E FD; IN BK FOR REC AND DEV,AS TR FT ST RET PLAN AND TR/RSBP AN TR; STATE OF ALASKA RETIREMENT AND BENEFITS PLANS; STATE OF MINNESOTA STATE EMPLOYEES RET PLAN; CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM; VKF INVESTMENTS LTD; WASHINGTON STATE INVESTMENT BOARD; FIDELITY INVESTMENTS MONEY MANAGEMENT INC; RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY; LOS ANGELES COUNTY EMPLOYEES RET ASSOCIATION; BLACKROCK GL ALLOCATION PORTFOLIO OF BLACKROCK SER FD, INC; BLACKROCK GLOBAL ALLOC V.I. FD OF BLACKROCK VAR SER FDS, INC; NEW ZEALAND SUPERANNUATION FUND; STICHTING PENSIOENFONDS VAN DE ABN AMRO BK NV; FORD MOTOR CO DEFINED BENEF MASTER TRUST; FORD MOTOR COMPANY OF CANADA, L PENSION TRUST; INTERNATIONAL MONETARY FUND; MUNICIPAL E ANNUITY A B FUND OF CHICAGO; BP PENSION FUND; THE BOARD OF.A.C.E.R.S.LOS ANGELES,CALIFORNIA; FIRST SENTIER INVESTORS ICVC - S. I. W. L. S. F.; FIRST SENTIER INVESTORS ICVC -S. I. G. E. M. L. F.; HOSPITAL AUTHRORITY PROVIDENT FUND SCHEME; UTAH STATE RETIREMENT SYSTEMS; SUPERANNUATION FUNDS MANAGEMENT CORPORATION OF S AUSTRALIA; BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER; JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST; NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST; THE REGENTS OF THE UNIVERSITY OF CALIFORNIA; EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU; ALASKA PERMANENT FUND; CITY OF NEW YORK GROUP TRUST; ESSEX COUNTY COUNCIL; BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND; BLACKROCK GLOBAL FUNDS-GLOBAL ALLOCATION FUND; THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQUITY FUND; ISHARES PUBLIC LIMITED COMPANY; BLACKROCK GLOBAL ALLOCATION FUND (AUST); NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDEX FD LEND; STEWART I.G.E.M.S.LEADERS FUND (DST); NORTHERN EMERGING MARKETS EQUITY INDEX FUND; KAISER FOUNDATION HOSPITALS; THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN; PARAMETRIC EMERGING MARKETS FUND; CHEVRON UK PENSION PLAN; ALASKA COMMON TRUST FUND; ISHARES MSCI BRAZIL ETF; ISHARES LATIN AMERICA 40 ETF; ISHARES II PUBLIC LIMITED COMPANY; CHANG HWA COM BK LTD IN ITS CAP AS M CUST OF PLAT A EQ FD; SUNSUPER SUPERANNUATION FUND; SPDR MSCI ACWI EX-US ETF; SPDR SP EMERGING MARKETS ETF; CUSTODY BANK OF JAPAN, LTD. RE: RTB DWS B. E. P. M.; NEW YORK STATE TEACHERS RETIREMENT SYSTEM; THE TEXAS EDUCATION AGENCY; COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY; AEGON CUSTODY AS DEP FOR STICHTING MM MERGING MARKETS FUND; JOHN HANCOCK FUNDS II EMERGING MARKETS FUND; JOHN HANCOCK VARIABLE INS TRUST EMERGING MARKETS VALUE RUST; GOVERNMENT OF SINGAPORE; CANADA PENSION PLAN INVESTMENT BOARD; FUTURE FUND BOARD OF GUARDIANS; NATIONAL COUNCIL FOR SOCIAL SECURITY FUND; IVESCO FTSE RAFI EMERGING MARKETS ETF; CONSOLIDATED EDISON RETIREMENT PLAN;

NORTHERN TRUST INVESTIMENT FUNDS PLC; BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION; ISHARES MSCI BRIC ETF; PEOPLE S BANK OF CHINA; PUBLIC SECTOR PENSION INVESTMENT BOARD; COLLEGE RETIREMENT EQUITIES FUND; EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM MQ EQU FD; CUSTODY B. OF J. LTD. RE: STB D. B. S. M. F.; EATON VANCE INT (IR) F PLC-EATON V INT (IR) PAR EM MKT FUND; THRIVENT INTERNATIONAL ALLOCATION FUND; STICHTING PENSIOENFONDS UWV; EASTSPRING INVESTMENTS; LEGAL & GENERAL INTERNATIONAL INDEX TRUST; THRIVENT INTERNATIONAL ALLOCATION PORTFOLIO; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF; THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA; ISHARES III PUBLIC LIMITED COMPANY; NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF - LENDING; AMERICAN HEART ASSOCIATION, INC.; PICTET - EMERGING MARKETS INDEX; DANSKE INVEST SICAV; CUSTODY BANK OF JAPAN, LTD. RE: EMERG EQUITY PASSIVE MOTHR F; COLONIAL FIRST STATE GLOBAL ASSET MANAGEMENT EQUITY TRUST 3; FIDELITY INVEST TRUST: FIDELITY SERIES EMERG MARK OPPORT FUN; FEDERATED HERMES I.F. P. L. C. ON B. OF F. H. G. E. M. E. F.; BELLSOUTH CORPORATION RFA VEBA TRUST; FIAM GROUP TRUST FOR EMPLOYEE BENEFIT PLANS; HC CAPITAL TRUST THE EMERGING MARKETS PORTFOLIO; CENTRAL PROVIDENT FUND BOARD; FIDELITY SELECT EMERGING MARKETS EQUITY INSTITUTIONAL TRUST; PICTET CH INSTITUCIONAL-EMERGING MARKETS TRACKER; FIRST ST INVEST ICVC - STEWART INVEST GL EMER MK SUST FUND; FIRST SENTIER INVESTORS ICVC -S. I. L. A. F.; PACIFIC SELECT FUND - PD EMERGING MARKETS PORTFOLIO; STICHTING PGGM DEPOSITARY; ARIZONA PSPRS TRUST; KAISER PERMANENTE GROUP TRUST; FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD; SCHWAB EMERGING MARKETS EQUITY ETF; ISHARES MSCI EMERGING MARKETS ETF; THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK; INVESCO MARKETS III PLC - INV FTSE RI EMERGING MARK U ETF; MASSMUTUAL SELECT BLACKROCK GLOBAL ALLOCATION FUND; GREEN EFFECTS INVESTMENT PLC1; UPS GROUP TRUST; COMMONWEALTH EMERGING MARKETS FUND 5; FIRST TRUST BICK INDEX FUND; CHANG HWA CO BANK, LTD IN ITS C AS M CUST OF N B FUND; QSUPER; BMO MSCI EMERGING MARKETS INDEX ETF; NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY I F- NON L; TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY I F; LEGALGENERAL GLOBAL EMERGING MARKETS INDEX FUND; CUSTODY B. OF J. LTD. RE: STB D. E. E. F. I. M. F.; CLARITAS LONG SHORT MASTER FUNDO INVESTIMENTO MULTIMERCADO; STK LONG BIASED MASTER FUNDO DE INVESTIMENTO EM ACOES; BNYM MELLON CF SL EMERGING MARKETS STOCK INDEX FUND; OLD MUTUAL LIFE ASSURANCE COMPANY (SOUTH AFRICA) LTD; SSGA MSCI ACWI EX-USA INDEX NON-LENDING DAILY TRUST; DELA DEPOSITARYASSET MANAGEMENT B.V.; SELECT EQUITIES; QIC INTERNATIONAL EQUITIES FUND; FIRST TRUST BRAZIL ALPHADEX FUND; SSGA SPDR ETFS EUROPE I PLC; STICHTING PENSIOENFONDS ING; EUROPEAN CENTRAL BANK; EATON VANCE TR CO CO TR FD - PA STR EM MKTS EQ COM TR FD; VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER INDEKS I; TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT; ISHARES MSCI ACWI EX U.S. ETF; ISHARES MSCI ACWI ETF; GLOBAL EMERGING MARKETS BALANCE PORTFOLIO; NAT WEST BK PLC AS TR OF ST JAMES PL GL EQUITY UNIT TRUST; JNL/BLACKROCK GLOBAL ALLOCATION FUND; FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND; FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND; ISHARES V PUBLIC LIMITED COMPANY; FIDELITY INVESTMET TRUST: FIDELITY EMERGING MARKETS DISCOVER; FIDELITY INVESTMENT TRUST: FIDELITY TOTAL EMERGING MARKETS F;

DWS ADVISORS EMERGING MARKETS EQUITIES-PASSIVE; NN (L) FIRST CLASS MULTI ASSET; ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF; VOYA EMERGING MARKETS INDEX PORTFOLIO; VANGUARD FUNDS PUBLIC LIMITED COMPANY; FIDELITY EMERGING MARKETS EQUITY MULTI-ASSET BASE FUND; THE MASTER TRUST BANK OF JAPAN, LTD. AS T F MTBJ400045832; THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045835; MERCER QIF FUND PLC; JEFFREY LLC; ONEPATH GLOBAL EMERGING MARKETS SHARES(UNHEDGED) INDEX POOL; ASCENSION ALPHA FUND, LLC; SQUADRA TEXAS LLC; COMMONWEALTH SUPERANNUATION CORPORATION; HAND COMPOSITE EMPLOYEE BENEFIT TRUST; DOW RETIREMENT GROUP TRUST; FIDELITY RUTLAND SQUARE TRUST II: STRATEGIC A E M FUND; FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F; ISHARES CORE MSCI EMERGING MARKETS ETF; ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF; BLACKROCK GLOBAL INDEX FUNDS; FIAM SELECT EMERGING MARKETS EQUITY FUND, LP; FIRST ST INVEST ICVC - STEWART INVEST WORD SUSTAINABILI FUND; CALVERT WORLD VALUES FUNDS, INC. - CALVERT E M E FUND; STK LONG ONLY FIA; EVTC CIT FOF EBP-EVTC PARAMETRIC SEM CORE EQUITY FUND TR; COLONIAL FIRST STATE GLOBAL ASSET MANAGEMENT EQUITY TRUST 10; PANAGORA DIVERSIFIED RISK MULTI-ASSET FUND, LTD; EQ/EMERGING MARKETS EQUITY PLUS PORTFOLIO; SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL; KAPITALFORENINGEN LAEGERNES PENSIONSINVESTERING, LPI AEM III; EATON VANCE MANAGEMENT; GENERAL PENSION AND SOCIAL SECURITY AUTHORITY; CONNECTICUT GENERAL LIFE INSURANCE COMPANY; EXELON GENERATION COMP, LLC TAX QUALIFIED NUCLEAR DECOMM PAR; QS INVESTORS DBI GLOBAL EMERGING MARKETS EQUITY FUND LP; CLINTON NUCLEAR POWER PLANT QUALIFIED FUND; THREE MILE ISLAND UNIT ONE QUALIFIED FUND; STATE STREET IRELAND UNIT TRUST; GLOBAL MACRO CAPITAL OPPORTUNITIES PORTFOLIO; SPDR SP EMERGING MARKETS FUND; DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF; XTRACKERS (IE) PUBLIC LIMITED COMPANY; PACIFIC GAS A EL COMP NU F Q CPUC DEC MASTER TRUST; XTRACKERS; THE MASTER TRUST BANK OF JAPAN, LTD. AS T OF MUTB400021492; FIDELITY INVESTMENT FUNDS FIDELITY INDEX EMERG MARKETS FUND; THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792; NN PARAPLUFONDS 1 N.V; NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L; NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LEND; THE MASTER TRUST BANK OF JAPAN, LTD. TRUSTEE MUTB400045794; ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD; SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF; THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828; THE MASTER TRUST BANK OF JAP., LTD. AS TR. FOR MTBJ400045829; KAPITALFORENINGEN INVESTIN PRO, GLOBAL EQUITIES I; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000; ORI CAPITAL I FIA; NAT WEST BK PLC AS TR OF ST JAMES PL ST MANAGED UNIT TRUST; BLACKROCK A. M. S. AG ON B. OF I. E. M. E. I. F. (CH); STATE STREET GLOBAL ALL CAP EQUITY EX-US INDEX PORTFOLIO; WM POOL - EQUITIES TRUST NO 74; GENERAL ORGANISATION FOR SOCIAL INSURANCE; LEGALGENERAL GLOBAL EQUITY INDEX FUND; MOBIUS LIFE LIMITED; INTERNATIONAL EXPATRIATE BENEFIT MASTER TRUST; WISDOMTREE ISSUER ICAV; WISDOMTREE EMERGING MARKETS EX-STATE-OWNED ENTERPRISES FUND; SPDR MSCI ACWI LOW CARBON TARGET ETF; ISHARES MSCI ACWI LOW CARBON TARGET ETF; CMLA INTERNATIONAL SHARE FUND 3; MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED INCOME FUND; AQR FUNDS - AQR TM EMERGING MULTI-STYLE FUND; SYNERGIE;

POOL REINSURANCE COMPANY LIMITED; LEGALGENERAL COLLECTIVE INVESTMENT TRUST; GOLDMAN SACHS ETF TRUST - GOLDMAN S ACTIVEBETA E M E ETF; INVESTERINGSFORENINGEN D. I. I. G. AC R. - A. KL; INVESTERINGSFORENINGEN D. I. I. G. E. M. R. - A. L; INVESTERINGSFORENINGEN NYKREDIT INVEST ENGROS, GLOBAL DIVERS; STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND; STATE STREET EMERGING MARKETS EQUITY INDEX FUND; COLUMBIA EM CORE EX-CHINA ETF; THE MASTER TRUST BANK OF JAPAN, LTD. AS T OF MUTB400021536; THORNBURG BETTER WORLD INTERNATIONAL FUND; THE BOARD OF THE PENSION PROTECTION FUND; GUIDEMARK EMERGING MARKETS FUND; WM POOL - EQUITIES TRUST NO. 75; NORTHERN TRUST UCITS FGR FUND; FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND; STEWART INVESTORS WORLDWIDE SUSTAINABILITY FUND (DST); GAM STAR FUND PLC; STATE STREET ICAV; SPDR MSCI EMERGING MARKETS FOSSIL FUEL FREE ETF; ISHARES ESG MSCI EM ETF; FIDELITY SALEM STREET T: FIDELITY TOTALINTE INDEX FUND; PANAGORA RISK PARITY MULTI ASSET MASTER FUND, LTD; MACKENZIE MAXIMUM DIVERSIFICATION EMERGING MARKETS INDEX ETF; ISHARES IV PUBLIC LIMITED COMPANY; DWS I. GMBH FOR DEAM-FONDS KG-PENSIONEN; THE MASTER TR BANK OF JAPAN AS TR FOR HSBC BRAZIL MOTHER FD; CUSTODY BANK OF JAPAN, LTD. AS TR F HSBC BRAZIL NEW MO FUND; WM POOL - EQUITIES TRUST NO. 76; LEGAL & GENERAL ICAV; SEDCO CAPITAL GLOBAL FUNDS - SC GLOBAL EMERGING MARKET EQUIT; VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F; MINISTRY OF ECONOMY AND FINANCE; JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT; INVESTORS WHOLESALE EMERGING MARKETS EQUITIES TRUST; CITITRUST LTD A T VANGUARD FDS SERIES VANGUARD INCOME FUND; CITITRUST LTD A T VANG FDS S - VANGUARD MODERATE GROWTH FUND; FIDELITY SELECT GLOBAL PLUS ALL CAP EQUITY INSTITUTIONAL TRU; CITITRUST LIM AS TR OF BLACK PREMIER FDS- ISH WOR EQU IND FD; FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND; FIDELITY SALEM STREET TRUST: FIDELITY INTERNATIONAL SUSTAINA; MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED DEFENSIVE FU; MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED FUND; THE COMMONWEALTH FUND; ISHARES MSCI EMERGING MARKETS EX CHINA ETF; EMERGING MARKETS EQUITY SELECT ETF; SPARTAN GROUP TRUST FOR EMPLYEE BENEFIT PLANS: SPARTAN EMERG; BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND; BLACKROCK GLOBAL ALLOCATION COLLECTIVE FUND; EMERGING MARKETS EQUITY INDEX MASTER FUND; EMERGING MARKETS EQUITY INDEX ESG SCREENED FUND B; EMERGING MARKETS INDEX NON-LENDABLE FUND; EMERGING MARKETS INDEX NON-LENDABLE FUND B; GLOBAL ALPHA TILTS ESG NON-LENDABLE FUND B; NEW SOUTH WALLES TR CORP AS TR FOR THE TC EMER MKT SHAR FUND; RUSSELL INVESTMENT MANAGEMENT LTD AS TRUSTEE OF THE RUSSELL; INVESCO PUREBETASM FTSE EMERGING MARKETS ETF; FRANKLIN LIBERTYSHARES ICAV; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRU FO MTBJ400045849; ORI CAPITAL II MASTER FIA; FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI; METZLER ASSET MANAGEMENT GMBH FOR MI - FONDS 415; VANGUARD EMERGING MARKETS STOCK INDEX FUND; ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND; COLONIAL FIRST STATE INVESTMENT FUND 50; VARIABLE INSURANCE PRODUCTS FUND II: INTERNATIONAL; DEUTSCHE ASSET MANAGEMENT S.A. FOR ARERO - DER WEL; MSCI EQUITY INDEX FUND B - BRAZIL; SCRI-ROBECO QI CUST EMERG MARKETS ENHANCED INDEX EQUIT FUND; SUNAMERICA SERIES TRUST SA EMERGING MARKETS EQUITY; MSCI ACWI EX-U.S. IMI INDEX FUND B2; LAERERNES PENSION FORSIKRINGSAKTIESELSKAB;

FIAM GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: FIAM; FIDELITY CONCORD STREET TRUST: FIDELITY ZERO INT. INDEX FUND; INVESCO STRATEGIC EMERGING MARKETS ETF; VANGUARD ESG INTERNATIONAL; FIDELITY INVESTMENT TRUST: FIDELITY SERIES EMERGIN; WEST YORKSHIRE PENSION FUND; FEDERATED HERMES I. F. PLC - FEDERATED H. G. E. M. S. E. F.; TORK MASTER FIA; ISHARES (DE) I INVESTMENTAKTIENGESELLSCHAFT MIT TG; TORK LONG ONLY INSTITUCIONAL MASTER FIA; FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN; XTRACKERS MSCI ACWI EX USA ESG LEADERS EQUITY ETF; ROBECO CAPITAL GROWTH FUNDS; LVIP SSGA EMERGING MARKETS EQUITY INDEX FUND; BLACKROCK MSCI ACWI ESG FOCUS INDEX FUND; FIDELITY RUTLAND SQUARE TRUST II: STRATEGIC ADVISE; XTRACKERS MSCI EMERGING MARKETS ESG LEADERS EQUITY; AVIVA I INVESTMENT FUNDS ICVC - AVIVA I INTERNATIONAL I T F; DESJARDINS RI GLOBAL MULTIFACTOR - FOSSIL FUEL RES; VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T; STICHTING PENSIOENFONDS RAIL AND OPENBAAR VERVOER; PINEHURST PARTNERS, L.P.; PHILADELPHIA GAS WORKS PENSION PLAN; FIDEICOMISO FAE; PENSIOENFONDS WERK EN (RE)INTERGRATIE; LVIP BLACKROCK GLOBAL ALLOCATION FUND; MERCER UCITS COMMON CONTRACTUAL FUND; ABERDEEN INVESTMENT FUNDS UK ICVC II - ABERDEEN EM; FIDELITY EMERGING MARKETS OPPORTUNITIES INSTITUTIO; DWS INVEST ESG GLOBAL EMERGING MARKETS EQUITIES; RBC QUANT EMERGING MARKETS EQUITY LEADERS ETF; TORK PREV FUNDO DE INVESTIMENTO EM ACOES FIFE; PENSIONDANMARK PENSIONSFORSIKRINGSAKTIESELSKAB; MERCER PRIVATE WEALTH INTERNATIONAL FOCUSED EQUITY POOL; AMERICAN CENTURY ETF TRUST - AVANTIS EMERGING MARK; GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS EMERGING M; SPARTAN GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: SP; CALVERT EMERGING MARKETS ADVANCEMENT FUND; GOLDMAN SACHS ETF ICAV ACTING SOLELY ON BEHALF OF; THRIVENT CORE EMERGING MARKETS EQUITY FUND; AMERICAN CENTURY ETF TRUST - AVANTIS EMERGING MARK; ASSET MANAGEMENT EXCHANGE UCITS CCF; VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II; ISHARES ESG MSCI EM LEADERS ETF; 1895 FONDS FGR; TORK LONG ONLY MASTER FUNDO DE INVESTIMENTO EM ACOES; KAPITALFORENINGEN EMD INVEST, EMERGING MARKETS IND; MORGAN STANLEY INVEST. FUNDS G. BALANCED SUSTAINABLE FUND; COMGEST GROWTH PLC - COMGEST GROWTH LATIN AMERICA; LEGALGENERAL CCF; VANGUARD INVESTMENT SERIES PLC / VANGUARD ESG EMER; STICHTING PENSIOENFONDS PGB; KAPITALFORENINGEN PENSAM INVEST, PSI 3 GLOBALE AKTIER 3; ISHARES ESG ADVANCED MSCI EM ETF; BLACKROCK ADVANTAGE ESG EMERGING MARKETS EQUITY FUND OF BLAC; ARERO - DER WELTFONDS -NACHHALTIG; PINNACLE ICAV - AIKYA GLOBAL EMERGING FUND- UCITS; DIMENSIONAL EMERGING CORE EQUITY MARKET ETF OF DIM; JOHN HANCOCK TRUST COMPANY COLLECTIVE INVESTMENT T; NATIONAL EMPLOYMENT SAVINGS TRUST; EMLES LUXURY GOODS ETF; RUSSELL INVESTMENTS SUSTAINABLE GLOBAL SHARES EX F; DESJARDINS RI EMERGING MARKETS - LOW CO2 INDEX ETF; APO CAPITAL LATAM FUND LLC; FEDERATED HERMES INVESTMENT FUNDS PLC ON BEHALF OF; CAPE ANN SUSTAINABILITY FUND; CUSTODY BANK OF JAPAN, LTD. AS TRUSTEE FOR AMONE M; IMCO EMERGING MARKETS PUBLIC EQUITY LP; FREEDOM 100 EMERGING MARKETS ETF; COLONIAL FIRST STATE INVESTMENT FUND 3; DYNAMIC EMERGING MARKETS EQUITY FUND; SCOTTISH WIDOWS MANAGED INVESTMENT FUNDS ICVC -INT; MINEWORKERSPENSION SCHEME; VANGUARD FUNDS PLC / VANGUARD ESG GLOBAL ALL CAP U; HSBC BANK PLC AS TRUSTEE OF STATE STREET AUT EMERG;

BRITISH COAL STAFF SUPERANNUATION SCHEME; QIC LISTED EQUITIES FUND; JNL EMERGING MARKETS INDEX FUND; WISDOMTREE EMERGING MARKETS EFFICIENT CORE FUND; INVESCO MSCI EMERGING MARKETS ESG UNIVERSAL SCREEN; FI CE I PO LLC FIDELITY EMERGING MARKETS EQUITY CENTRAL FUND; CIBC EMERGING MARKETS EQUITY INDEX ETF; NEW AIRWAYS PENSION SCHEME; LGIASUPER TRUSTEE; STK LONG BIASED MASTER FIM; MACQUARIE MULTI-FACTOR FUND; MACQUARIE TRUE INDEX EMERGING MARKETS FUND; NORTHERN TRUST COLLECTIVE EMERGING MARKETS EX CHIN; STEWART INVESTORS GLOBAL EMERGING MARKETS LEADERS; STEWART INVESTORS WORLDWIDE LEADERS SUSTAINABILITY; STICHTING JURIDISCH EIGENAAR ACHMEA INVESTMENT MAN; COMMONWEALTH GLOBAL SHARE FUND 16; AIKYA EMERGING MARKETS OPPORTUNITIES FUND; ISHARES GLOBAL CONSUMER STAPLES ETF; COLONIAL FIRST STATE WHOLESALE INDEXED GLOBAL SHAR; SPDR BLOOMBERG SASB EMERGING MARKETS ESG SELECT ET; TRINITY COLLEGE CAMBRIDGE; FIRST SENTIER INVESTORS ICVC - STEWART INVESTORS G; ALLIANZ GL INVESTORS GMBH ON BEHALF OF ALLIANZGI-FONDS DSPT; AVIVA INVESTORS; AVIVA LIFEPENSIONS UK LIMITED; BLACKROCK ASSET MANAG IR LT I ITS CAP A M F T BKR I S FD; ISHARES EMERGING MARKETS IMI EQUITY INDEX FUND; FIDELITY INSTITUTIONAL FUNDS ICVC - SELECT EM MA EQ FUND; FORSTA AP-FONDEN; FRANKLIN TEMPLETON INVESTMENT FUNDS; H.E.S.T. AUSTRALIA LIMITED; BUREAU OF LABOR FUNDS - LABOR PENSION FUND; BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND; NEW YORK STATE COMMON RETIREMENT FUND; QANTAS S LIMITED AS TRU FOR THE QANTAS S PLAN; SAS TRUSTEE CORPORATION POOLED FUND; SBC MASTER PENSION TRUST; STATE OF WYOMING; STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL; STICHING PENSIOENFONDS VOOR HUISARTSEN; VANGUARD EMERGING MARKETS SHARES INDEX FUND; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SEVAN S F.

NATURA &CO HOLDING S.A.

CNPJ/ME No. 32.785.497/0001-97	Publicly-Held Company	NIRE 35.300.531.582

Minutes of the Annual and Extraordinary General Meetings

Held on April 20, 2022

Item 2

English Translation of the Declaration of Vote of the Shareholder Caixa de Previdência Dos Funcionarios do Banco do Brasil – Previ.

[Translated from the original in Portuguese]

Classification: Public

DECLARATION OF VOTE OF THE SHAREHOLDER CAIXA DE PREVIDÊNCIA DOS

FUNCIONARIOS DO BANCO DO BRASIL – PREVI

Mr. President,

CAIXA DE PREVIDÊNCIA DOS FUNCIONARIOS DO BANCO DO BRASIL – PREVI, closed entity of complementary social security, headquartered at Praia de Botafogo No. 501, 3rd and 4th floors – Botafogo – Rio de Janeiro (RJ), enrolled with the CNPJ/MF under No. 33.754.482/0001-24, (“PREVI”), as shareholder representing 0.28% of the corporate capital of Natura &CO, publicy held company headquartered at Avenida Alexandre Colares, No. 1188, Room A17, Block A, Parque Anhanguera, in the City of São Paulo, State of São Paulo, ZIP 05106-000, enrolled with CNPJ/ME under No. 32.785.497/0001-97 (“Natura” or “Company”), hereby presents its declaration of vote regarding the subject contained in item 6 of the Agenda of the Annual and Extraordinary General Meeting held on April 20, 2022, at 8:00 a.m., in an exclusively digital manner (“Shareholder” or “AGM”).

Item 6 of the Agenda

“(6) elect the members of the Board of Directors of the Company; and”

1.      PREVI records its vote for the APPROVAL of the matter comprising item 6 of the Agenda.

2.      Natura’s management proposal, under deliberation at this AGM, intends to approve the names proposed by management, whereas one of the candidates, if elected, will accumulate the position of Chairman of the Board with that of main executive of the Company. This accumulation was authorized by B3 until the annual general meeting of 2024.

3.      Therefore, despite of the approval in relation to this item, PREVI understands that the accumulation of these positions do not match the background of best practices expected of Natura & CO, reason why it requests that, before the maximum term set forth by B3, this situation is adjusted, with the due adjustment to the Bylaws.

4.      Previ requests that this statement be authenticated by the presiding board, be clearly identified and mentioned in the minutes of the AGM, filed at the Company’s headquarters, taken for registration at the competent Board of Trade and disclosed at the websites of the CVM and the Company, as part of the minutes of the General Meeting.

Rio de Janeiro (RJ), April 20, 2022

Luiz Gustavo Frantz

(digital signature)

Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI